1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
DEREK M. WINOKUR derek.winokur@dechert.com +1 212 698 3860 Direct +1 212 698 0660 Fax

January 8, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	H&E Equipment Services, Inc.
December 31, 2013 Form 10-K filed February 28, 2014
File No. 0-51759

Dear Mr. O’Brien:

On behalf of H&E Equipment Services, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Chief Financial Officer, Ms. Leslie S. Magee, dated December 1, 2014. For your convenience, the Staff’s comments are presented in bold, italicized text below, and each comment is followed by the Company’s response.

Management’s Discussion and Analysis, page 29

1.	Item 303 of Regulation S-K requires insight and analysis into material opportunities, challenges, risks, and material trends and uncertainties. In your earnings call for the 4th quarter of 2013, management provided certain observations about the company’s industrial focus in the Gulf Coast and inner mountain regions as primary drivers of revenue and gross profit, both in 2013 and 2014. Yet, there is a noticeable absence of meaningful disclosure in your Form 10-K discussing the importance of these regions to your overall financial condition and how management is reacting to the projected capital spending in these regions, particularly the Gulf Coast. In the same call, management also indicated that the company is projecting very strong growth in the rental segment in 2014, but there is no corresponding disclosure in your filing that addresses management’s views about the opportunities and challenges associated with a primary driver of internal growth. We believe your MD&A could benefit from a careful reexamination of the core principles underlying the disclosure for this, as it is set forth in the statutory requirements of Item 303 of Regulation S-K and numerous Commission releases, including Release No. 34-48960. Please advise.

Response: The Company acknowledges the Staff’s comment and responds as follows:

Pursuant to the Staff’s request, the Company respectfully advises that it has reexamined and will continue to reexamine the core principles underlying the disclosure in the Company’s MD&A as set forth in the statutory requirements. The Company respectfully submits that it believes its MD&A disclosure for past periods has satisfied the statutory requirements of Item 303 of Regulation S-K and followed the guidance set forth in Release No. 34-48960. However, as a result of the Company’s reexamination of such principles in connection with the Staff’s letter, and in light of the points raised by the Staff’s letter, the Company intends to include, following the completion of the Company’s internal review process, additional meaningful disclosure in its Form 10-K for the year ended December 31, 2014 (as well as for future filings as applicable) regarding the primary drivers of the Company’s internal growth, which for the year ended December 31, 2014, may include the Gulf Coast and Intermountain regions and the Company’s rentals segment.

2.	It appears that you have relied substantially on borrowings to fund the net cash flow deficits (operating less investing cash flows) incurred during 2010-2014. In future filings, including on Forms 10-Q, please quantify in MD&A the amount you can borrow under existing credit facilities without causing a default on any of your debt covenants. In this regard, we note your disclosure on page 14 that you are restricted in your ability to incur more debt. See Section 501.13 of the Financial Reporting Codification.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings, including on Forms 10-Q and beginning with its Form 10-K for the year ended December 31, 2014, the Company will include the requested disclosure. For example, at December 31, 2014, the Company could borrow up to an additional $[•] million and remain in compliance with the debt covenants under the Company’s credit facility.

* * * * * * *

If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at 212.698.3860.

Sincerely,

/s/ Derek M. Winokur

Derek Winokur

Cc:	Leslie S. Magee
Scott Bozzell
Carolyne Dilgard, Esq.

January 8, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	H&E Equipment Services, Inc.
December 31, 2013 Form 10-K filed February 28, 2014
File No. 0-51759

Dear Mr. O’Brien:

In response to the comment letter by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Chief Financial Officer, Ms. Leslie S. Magee, dated December 1, 2014, H&E Equipment Services, Inc. (the “Company”) confirms its acknowledgement, in connection with its responses to the Staff’s letter, that:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company hereby makes the following requested acknowledgements contained in the Staff’s letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Leslie S. Magee

Leslie S. Magee

Chief Financial Officer

Corporate Office • 7500 Pecue Lane • Baton Rouge, LA 70809 • Office: 225-298-5200 • Fax 225-298-5382

www.HE-equipment.com